UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATNA RESOURCES LTD.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

04957F

(CUSIP Number)

HEATH A. RUSHING, SR.
125 Roger Storme Road
Madisonville, LA 70447
(601) 876-7659

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

1.   Names of Reporting Person: **HEATH A. RUSHING, SR.**

2.   Check the Appropriate Box if a Member of a Group (*See* Instructions)
  a. [X]
  b. [ ]

3.   SEC Use Only:

4.   Source of Funds (See Instructions): **PF**

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization: **USA**

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.   Sole Voting Power: **0**

8.   Shared Voting Power: **8,912,000 shares of common stock**

9.   Sole Dispositive   **0**
      Power:

10.   Shared Dispositive   **8,912,000 shares of common stock**
      Power:

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: **8,912,000 shares of common stock**

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (*See* Instructions): [ ]

13.   Percent of Class Represented by Amount in Row (11): **6.11%** (1)

14.   Type of Reporting Person (*See* Instructions): **IN**

      (1) Calculated based on 145,815,706 Common Shares outstanding as at June 30, 2013 as reported by the
      Issuer in its interim financial statements for the period then ended

CUSIP No. 04957F

1. Names of Reporting Person: **MARION CLIFTON (MC) DAVIS**

2. Check the Appropriate Box if a Member of a Group (*See* Instructions)
   a. [X]
   b. [ ]

3. SEC Use Only:

4. Source of Funds (See Instructions): **PF**

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: **USA**

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	**0**
8.	Shared Voting Power:	**8,912,000 shares of common stock**
9.	Sole Dispositive Power:	**0**
10.	Shared Dispositive Power:	**8,912,000 shares of common stock**

11. Aggregate Amount Beneficially Owned by Each Reporting Person: **8,912,000 shares of common stock**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (*See* Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): **6.11%** (1)

14. Type of Reporting Person (*See* Instructions): **IN**

(1) Calculated based on 145,815,706 Common Shares outstanding as at June 30, 2013 as reported by the Issuer in its interim financial statements for the period then ended

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the statement on Schedule 13D (the "Amendment No. 1") filed on behalf of Heath A. Rushing, Sr. and Marion Clifton (MC) Davis (collectively the "Reporting Persons"), dated and filed July 12, 2013 (the "Statement"), relating to the common stock, without par value per share, of Atna Resources Ltd. (the "Company"). The Company's principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons are collectively the beneficial owners of 8,912,000 Common Shares of the Issuer (the "Shares"). The Shares were acquired by the Reporting Persons in open market transactions between May 30, 2013 and October 2, 2013 for a total of $1.913 million. Mr. Rushing provided approximately 38% of the proceeds out of his own funds, while Mr. Davis provided approximately 62% of the proceeds from his own funds. The Shares were acquired by both Mr. Rushing and Mr. Davis as part of an oral arrangement whereby Mr. Davis and Mr. Rushing jointly make decisions regarding the voting and disposition of the Shares.

Item 5. <u>Interest in Securities of the Issuer</u>

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)   Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons, as a group, beneficially own 8,912,000 Common Shares of the Issuer. Individually, Mr. Rushing and Mr. Davis may each be deemed to be the beneficial owner of all 8,912,000 Common Shares pursuant to the provisions of Rule 13d-3 as a result of their shared voting and investment power over the Shares. 7,414,000 of the Shares are held directly by Mr. Rushing and indirectly by Mr. Davis. 1,498,000 of the Shares are held directly by Mr. Davis and indirectly by Mr. Rushing.

The 8,912,000 Common Shares beneficially owned by the Reporting Persons represent approximately 6.11% of the Issuer's outstanding Common Shares based on 145,815,706 Common Shares outstanding as at June 30, 2013 as reported by the Issuer in its interim financial statements for the period then ended.

(b)   Power to Vote and Dispose of the Issuer Shares:

Of the Shares listed as beneficially owned by the Reporting Persons, 7,414,000 of the Shares are held directly by Mr. Rushing and indirectly by Mr. Davis, and 1,498,000 of the Shares are held directly by Mr. Davis and indirectly by Mr. Rushing. Mr. Rushing and Mr. Davis have orally agreed to jointly make all decisions regarding the voting and disposition of the Shares listed as being beneficially owned by them. As such, Mr. Rushing and Mr. Davis may be deemed to share the power to vote or direct the voting of the Shares listed in Item 5(a) and the power to dispose or direct the disposition of the Shares listed in Item 5(a).

(c)   Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Exhibit 2 to this Information Statement and is incorporated by reference herein.

(d)   Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)   Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6. Contracts. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Through an oral arrangement between the Reporting Persons, they have agreed to jointly share voting and investment power over the 8,912,000 Shares listed as being beneficially owned by them as a group. Profits from the Shares are divided in accordance with the percentage of proceeds of each of Mr. Rushing and Mr. Davis used to purchase the Shares.

Item 7. Materials to be Filed as Exhibits

1. Written Agreement of Heath A. Rushing, Sr. and Marion Clifton Davis relating to the filing of joint acquisition statements as required by Rule 13d-1(k).
2. Transaction Summary, dated May 30, 2013 through October 2, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2013

By: _____*/s/ Heath A. Rushing, Sr.*_____
Heath A. Rushing, Sr.

By: _____*/s/ Marion Clifton Davis*_____
Marion Clifton Davis